December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova

Re:	Palladyne AI Corp.
Registration Statement on Form S-3
File No. 333-283359

Acceleration Request

Requested Date: December 20, 2024

Requested Time: 4:15 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palladyne AI Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-283359) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 734-5562.

[Signature page follows]

Sincerely,

PALLADYNE AI CORP.

/s/ Trevor Thatcher
Trevor Thatcher
Chief Financial Officer

cc:	Stephen Sonne, Palladyne AI Corp.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.